Direxion Shares ETF Trust

c/o Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue)

28th Floor

New York, NY 10019

January 8, 2018

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201
Request for Withdrawal of Post-Effective Amendment No. 201 to the Trust’s Registration
Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby respectfully requests withdrawal of Post-Effective Amendment No. 201 (the “Amendment”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-17-370642) on December 15, 2017. The Amendment relates solely to Direxion Bitcoin ETF (the “Fund”). On a call with the Staff on January 5, 2018, the Staff expressed concerns regarding the liquidity and valuation of the underlying instruments in which the Fund intends to primarily invest and requested that the Trust withdraw the Amendment until such time as these concerns are resolved. In response to the Staff’s request, the Trust respectfully requests withdrawal of the Amendment.

The Amendment has not yet become effective and no securities have been sold in connection with the filing.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Stacy L. Fuller of K&L Gates LLP at (202) 778-9475.

Sincerely,

/s/ Angela Brickl

Angela Brickl

Secretary

Direxion Shares ETF Trust